Exhibit 99.3

Press Conference

Present: Azim Premji, chairman, Vivek Paul, vice chairman, Suresh Senapaty, CFO, Raman Roy, Chairman, Wipro Spectramind, Suresh Vaswani, President, Wipro Infotech and Vineet Agrawal, President, Wipro Consumer Care and Lighting

Vijay Gupta: A warm welcome to the Wipro Campus and to the press conference. We have budgeted about 45 minutes for this press conference and as usual we will start with the address of Mr. Premji and then we will have the question and answer session. I would also request you to stay back after this conference to have tea with us, and I would now request Mr. Premji to give his address.

Azim Premji: Good morning. And thank you for being present.

The detailed results for the quarter ended September 30, 2004 are with you in the press docket. Let me share with you some of our thoughts on our performance and prospects.

Team Wipro has delivered yet another quarter of solid performance. Robust growth in all our business segments resulted in Wipro posting its highest year on year growth in Profit after Tax in the last 12 quarters. Reflecting the momentum we have been witnessing in recent times, Revenues of our Global IT business was $327 million, a growth of 47% year on year. Growth continued to be broad-based across key verticals, service lines and geographies. Notably, our differentiated services - Business Process Outsourcing and Technology Infrastructure Services grew sequentially by 20% and 14% respectively. From a profitability perspective, in spite of gross addition of over 8,800 people to our team, we were able to expand our Operating Margin for the fifth successive quarter.

Our performance over the last 12 quarters is indicative of our willingness to take tough strategic decisions and make necessary investments when required, and equally of our resolve and ability to execute the strategy effectively so that they reflect in operating results sooner rather than later. This is a reflection of belief that business decisions must be for the long term and, equally importantly, long term goals should be broken up into a series of short terms milestones. This approach is equally evident in the results of our India, Middle East and Asia Pac business where we invested into new geographies such as Middle East and Australia with a long-term perspective. During the last quarter, this business signed up its first multi-year, multi-million IT Services contract with AXA, Australia. These successes have convinced us of the efficacy of our approach to achieve our goal of global leadership in IT Services industry.

Looking ahead, the environment we see is one of strong volume growth and stable prices. We believe that universal acceptance of the Global Delivery Model will open up newer avenues and provide exciting opportunities for the Indian IT Services companies. This will also bring newer challenges in terms of managing scale and increasing competition for customers as well as talent. You may rest assured that Wipro will be as proactive in seizing the opportunities as in addressing the challenges.

Vijay Gupta: If you can raise your hands, we will be able to get the mike over to you. Please speak into the mike. There is a question there.

Media person: This question is for Mr. Senapaty. In your notes to segment report, it has been mentioned that had the company continued to follow the earlier accounting policy, the profit would have been lower by 139 million for the quarter and 494 million for 6 months, could you kindly elaborate on that and can you see booking this over the next quarters on the profit and loss account. Do you see the impact on the next two quarters.

Suresh Senapaty: In fact, that note came in, in the last quarter itself, or actually quarter before last. In March 2004 when we closed the accounts, under US GAAP, we did the cash flow hedging, and in Indian GAAP also cash flow hedging has started effective April 1, 2004. What it means is, when you do a hedge, that hedge gets assigned to a particular cash flow that is expected for a particular future month or future quarter, so whatever hedges are there that gets booked for into the P&L account in that particular quarter. So, that was the basically note that represents.

Media Person: Madhavan from Reuters. I wanted to ask Mr. Raman Roy about Spectramind, because, could you explain what really happened in the earlier two quarters and the change in this quarter - you are moving from one kind of mode to another because there has been a lot of doubts about both attrition and certain subdued nature in the previous quarter. Can we have a good picture on what is really going on there? Also give the latest headcount. I know, you got 2200 people more in the quarter, but I also wanted to know the latest headcount in Spectramind.

Raman Roy: I guess the question is on Wipro Spectramind. Spectramind is a company that got sold a little over two years ago. We had a great quarter for Wipro Spectramind. We saw lot of traction with our existing customers. There was a lot of interest to grow the businesses we signed on. As we said at the end of last quarter we signed on some new customers and we are seeing that growth come across nicely. We are excited about what we have been able to deliver, not only in terms of the revenue that it has generated for us, but the fact that the services provided by Wipro Spectramind for many of our customers are globally rated number one where we have global players competing for the same element of business. That has given us traction with customers willing to give us incremental business.

In terms of headcount, at the end of last quarter, we were 13,013 headcount. Based on what you guys have reported, it is our belief that that makes us the single largest BPO provider in the country captive or non-captive.

Media Person: Just one small question. Are you still basically into call center driven services or is there any within the BPO space - any kind of diversification or strategic emphasis that you are giving to differentiate yourself as you grow.

Raman Roy: We have grown on the non-voice side of the business. We now have 8 customers on non-voice side of the business. We continue to develop products for that segment and we continue to see traction on that segment. But as of today for the last quarter, overwhelmingly large proportion of our business, 86 odd percent of our business continues to be from voice segment.

Media Person: One small question for Vivek Paul. You mentioned the deal with TUI, is there a financial value you would like to place on the deal.

Vivek Paul: It is more than 25 million and less than 50 million: how is that? Over 5 years. TUI is one of the worlds largest travel operators, they have brands like Britannia, Thompson...

Media Person: Is that the Australian company?

Vivek Paul: No that is AXA, Australia. Where it was a total outsourcing deal and some headcount also has to be taken.

Media Person: Mr. Paul, you said about the volume growth and stable pricing environment, can you talk a little bit more on that.

Vivek Paul: Sure, let me break into two pieces, one is on the growth side and second on the pricing.

If you look at the growth side, the characteristic that comes out is Europe was a big leader. We saw good growth year on year basis, and Europe was up 56%. So, we saw some very strong traction there. If you look at on the business stream side on a year on year basis, our R&D business were up 50%, so that was pretty strong. If you look at it on the IT side, our financial services was up 45% on year and year basis, so again that was pretty strong as well. If you look at on the practice side, all of our specialty practices did really well. We saw our infrastructure services grow at about 55%, which is actually the practice that is going to do this TUI deal because the deal is all about server management, desktop management, support, network management, and security policy administration. So I think that the infrastructure practice did well.

You heard from Raman on the BPO practice. If you look at the package implementation practice that grew 74%, and this quarter we have started reporting a practice, our testing practice. That practice grew 84% on year and year basis. So if you look at it from that perspective, again a good sort of across the board growth.

Finally, if you look at it customer wise: we had an increase in the number of customers greater than one million, greater than 5 million, greater than 10 million, also 31% of our existing customers grew double digit on a sequential basis. So the growth was really widespread and felt pretty good. If you look at it on the pricing side, you know we have talked about moderate pricing. You know we were the first to come out and talk about the pricing trend changing, but from the very beginning we have been very cautious about what we say because pricing is one of those things that is very difficult to keep a handle on. But the way we have been driving pricing actually has worked in our favor. First of all, the biggest reason for pricing growth has been not necessarily a head-to-head negotiation with our customers as much as change in the mix of the high end services that we provide which allows us to get higher average prices. The second is that we have been, and continue to get even in this quarter prices for new customers that are nicely ahead of existing customers. As a result, we continue to mix in a revenue line that is at a higher price point.

Media Person: By how much for the new customers.

Vivek Paul: I do not think we are sharing that specific information in this quarter.

Media Person: Comparing the gross and the net addition of employees, is it the highest attrition, with 3300 people leaving in this quarter.

Vivek Paul: If you look at the attrition rate, the attrition is 18%. We have seen attrition rates higher than that but not for a long, long time. I think we saw attrition rates at that level back in the technology bubble days. So, clearly, if you look at what has changed this quarter or may be over the last six months is, the supply concerns have grown bigger than the demand concern, in the sense that I think business is strong, business is settling in, we are seeing across the board growth. We continue to see issues on the supply side as they relate both to compensation cost as well as to be able to hire the number of people we need. Certainly, we hired 2200 in our BPO business, we would like to have actually hired more. So, we hired much less than what we would like to have had done.

Media Person: Can we have the breakup of the attrition, out of the 3300, how much from the IT services and how much from the IT-enabled services.

Vivek Paul: I think you are talking about the total net additions of head count. If you look at the total net addition of head counts, it is about 3300 from IT and 2200 from BPO, making a total of roughly 5500.

Media Person: Sir, my question was about those who have left, breakup of 3300.

Vivek Paul: We have to get back you on that. I do not know. Clearly the attrition in the call center business is substantially higher than the IT business, but we will have to get back to you with the numbers, may be Bijay who is here can get back to you.

Bijay: About 20% was the quarterly attrition for BPO, which is one percentage point lower than the last quarter.

Raman Roy: The BPO number is 911 people left from pre-training, 1477 left post training, and the total is 2264.

Media Person: How does it compare to the industry average in the BPO business in terms of attrition rate as a percentage of total staff. How do you compare because there was some talk in the market that Wipro Spectramind was going a little above the industry average. Could you have some idea on that please?

Raman Roy: There is no robust data that is available for what the attrition is in balance part of the industry. Even companies that report data do not report the kind of data that we report. Based on information that we have, we think we are in line or slightly below; our attrition for this quarter has dropped 2 percentage points for people out of production and that is our focus point. Our focus point is to look at people who are revenue generating and what the attrition there is. The attrition for those is 6% for this quarter, while our attrition for people in training, the people who do not necessarily measure up the requirements of international servicing is about 14%, taking it to a total of 20%.

Media Person: Would you like to give an unfiltered number on this, so that we will be able to judge as to the attrition in your company and the rest.....

Raman Roy: I gave the number, the total attrition for the BPO business was 2036, broken up 616 pre-training and 1420 post training, and our average head count to calculate percentage — you would need a denominator — our closing head count was 13,013 and our opening head count for this quarter was 10,749, leading to a net addition of 2264.

Vijay Gupta: There is a question there, Chitra.

Media Person: You have spoken of restricted stock units as a retention tool. Are you looking at ESOP once again in a big way?

Vivek Paul: Sorry, what is the second line?

Media Person: Are you looking at stock options in a big way once again for..?

Vivek Paul: Actually, restricted stock unit is another innovative way of giving the stock options in a manner of speaking because all it does is that it is an instrument where it says that at the end of every year, at a particular pattern, you get the shares vested at the face value of the share. So that is where we are saying that we will have that impact and you know whether the expensing of the stocks need to be done, not to be done, etc.

Media Person: But will this be given to more people or something just, in the context of attrition?

Vivek Paul: So far, the coverage has been to the key people of the company.

Media Person: The new concept, is it for rewarding the employees or retaining the employees?

Vivek Paul: Both, but it has a higher component of retentivity locked in there.

Media Person: In the post US election scenario, do you foresee any change in BPO sector as a result...?

Raman Roy: I guess you are talking of the US Presidential elections and not the Maharastra elections. We do not see any impact of Maharastra elections. As far as the US Presidential elections is concerned, we are already seeing a decrease in rhetoric, and even earlier we had maintained that we do not see any significant impact. The customers are back evaluating their options and we do not see any significant impact of that.

Media Person: What is your customers’ apprehension about the post election scenario?

Raman Roy As I said, the customers are back looking at the options of remote sourcing for that fulfillment. We do not see any significant apprehension on behalf of our customers.

Media Person: I just needed a little clarification on the attrition rates. You mentioned 18% is totally the blended rate between IT services and BPO, can you give me the breakup in terms of: when you are saying 18%, is it sequential numbers that you mentioned.

Vivek Paul: 18% is purely on the IT side and that is measured as attrition for the quarter annualized for the year.

Suresh Senapaty: Last 12 months will be a much lower number because you find that in the industry, many people give the last 12-month basis. Which is a moving average, but we try to give it on a quarterly annualized basis.

Vivek Paul: And it includes both voluntary and involuntary attrition.

Media Person: Can you probably give us a breakup of how the operating profit margins, and the increase in the margins - where did they come from? And if Vivek could add his own views about the software prices, and what contribution it could have made to the margins, it will be wonderful, thanks.

Suresh Senapaty: Actually, last quarter we had about 50 basis points expansion in the operating margin, and that has come out of a price increase that we got, price realization increase that we got, particularly in the onsite space; we had some productivity improvements in terms of better leverage of the G&A expenses with the volume growth being very robust. There were some upsides on the foreign exchange side. There were upsides in terms of offshore mix having been improved by 1.5 percentage points. Because of a large people addition that we had, there was a dip in the utilization. So combination of net-net is price increase, productivity increase, a combination we had seen a 50 basis points expansion in the operating margin.

Media Person: : Hello, I have a question on this increase in taxes on IT hardware.

Vijay Gupta: Hang on, actually, Vivek wanted to supplement that on the pricing part.

Vivek Paul: I think we did mention a little bit about the pricing impact for the quarter. All I can say is that we continue to describe this as a stable pricing environment. We don’t want to get overly optimistic in terms of continuing to move prices up. It still is not at a position where customers are very accepting of that, but we also don’t see any shift in the trend of being able to get new business at higher prices; be able to scale up our specialty services, which blend in also a higher price point.

Media Person: Mr. Premji, you had met the Deputy Chief Minister on the increase in taxes on IT hardware, has he addressed your concerns?

Azim Premji: Let me request Suresh Vaswani, our President of Wipro Infotech to take that question.

Suresh Vaswani: We are still continuing our thrust. As of now, there is no solution that has been found by the government. It is a very high incidence of tax, so we are taking it up extremely strongly with the Karnataka government. It makes it very uncompetitive for people to buy in Karnataka. The tax is probably the highest in the country today. So, we are taking it up very strongly, but we haven’t got a solution as yet.

Media Person: How much it has impacted your sales in this quarter....

Suresh Vaswani: It is difficult to say in terms of how much it has impacted our sales this quarter within Karnataka, but I do know a lot of the industry users are up in arms. The tax percentage is 13.8%, which is something like 6-7% higher than any other state in the country.

Suresh Senapaty: But if you look at the industry data, sales in Karnataka effective when the tax rates went up, has come down quite a lot. Therefore, the proposition that the government is seeking in terms of getting more revenue may not happen because the sales are not taking place. So when you are trying to double or triple the sales tax rates with a view to increasing the revenue, if the sales do not take place, even whatever you were earlier getting will go down.

Media Person: But government has said this is only for a short term, say till March end, because from April VAT is going to come into existence. Why should there be panic for small period of say 6 to 8 months.

Suresh Senapaty: The IT hardware industry operates on a very very thin margin, whether it is a trade, whether it is manufacturers, whether it is users, they are very price sensitive. We have found that the penetration of PCs in India is significantly lower than many other Asian countries that we have seen. Therefore consistently it has been the approach of the governments across, whether it is central government and state government in many states, to bring down the pricing. All along the direction what the government of India as well as many other state governments have been pursuing is to bring down the price so that there can be very good penetration of the PCs in India. Lot of investment can take place in e-governance, which is government to people, etc, etc.. Now, here there is a completely retrograde step, and we have highlighted this to the government of Karnataka. We hope to see solution fast enough. But in the interim, the industry is suffering.

Media Person: : And you had concerns about infrastructure also. Have they been addressed too?

Azim Premji: I think there is enough publicity on infrastructure without trying to rope me into it now. I think the chief minister has been making very emphatic statements that it is very high on his priority. It is yet to be seen how much they deliver how fast. I think he has also given some commitments on dates now.

Media Person: And, what is your reaction to the mention in section of press about the migration of Wipro from outside of Karnataka.

Azim Premji: You must appreciate that we have development centers, in addition to Bangalore, in Chennai, Hyderabad, Pune and Mumbai. We have now in Cochin and Delhi. And shortly we are going to be operative in Calcutta. And we are expanding. As we stated in the last quarterly meeting, we have also applied for land in Coimbatore because we think Coimbatore is a good location, and we will also expand in Mysore. So, we will grow wherever there are qualified people and where our customers are willing to expand accounts. And it is not that we will stop growing in Bangalore, but we will grow at a faster rate outside of Bangalore. But it is a much smaller base outside of Bangalore. You must keep that in mind.

Media Person: This is a question for Vivek Paul. I wanted to ask you about software testing because you said you started recognizing it only this quarter. Why is it so? Is this because outsourcing of testing is a recent phenomenon, or is it that Wipro has got into it recently? What is the strategy because I believe there is a big opportunity, we want to have some clear idea on that.

Vivek Paul: I think that the reason why we started breaking it out this quarter is because, A. it reached a certain scale, and B. Because we continue to expect it to grow very very nicely, much ahead of our overall averages. Maybe Suresh Vaswani, who also runs our practice can talk a little bit more about it.

Suresh Vaswani: I think testing is becoming more and more important as customers go online, as most of the applications become online, so testing has always been strong. But perhaps very strong on the technology side and on the product side of the businesses. But as financial services companies start going in for online portals, as enterprise applications go in for more and more customer oriented applications, testing is becoming increasingly important because you cannot have a customer side failure. So, in line with that we have also spun off this as a separate independent service line which services all the verticals of Wipro Technologies. So, earlier if the focus was more on products and technology which of course continues, we now have vertical practices on testing across Wipro Technologies. It is a key service line. It has grown very well. Like Vivek Paul said earlier, it has grown roughly 90% on year on year basis for the half year, and we have more than 2200 people in that practice today. So, it is a key area of thrust for us.

Suresh Senapaty: Just to supplement that point, the global market which is outsourced to India is about $900 million, and we have been in this business for quite some time with 2000 people like Suresh Vaswani stated, and we have about 102 customers in this particular practice.

Media Person: And just from a point of view of revenue recognition, it does not show up under Wipro Infotech, or does it show?

Suresh Vaswani: It shows up on the Wipro Technologies.

Suresh Senapaty: Suresh Vaswani also looks after a part of Wipro Technology business, which is the technology infrastructure support services as well as the interop business. These are the two components or the two practices of Wipro Technologies which are also looked after by Suresh Vaswani in addition to the Wipro Infotech.

Media Person: Mr. Premji what is your view on the voluntary job reservation in private sector, the prime minister has been repeatedly talking about this?

Azim Premji: We don’t have any comments we want to make in public on that issue.

Media Person: Is increase in global oil prices affecting you in any way?

Vivek Paul: It is in a little way because we do use petrol or diesel to drive the generators that drive all the centers. But directly I think there is not a big impact. Indirectly, to the extent that it begins to hurt the overall global economy and spending, clearly that would not be good for us.

Media Person: Also, the inflation in India, and the linkage it has vis-a-vis the cost of living for employees around.

Vivek Paul: Works both ways.

Azim Premji: Thank you. We have tea served at the back there, please join us for tea. Thank you very much.